FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Group Strategy Update – Presentation by Jose García Cantera, Group Chief Financial Officer

Item 1

Helping people and businesses prosper Jose García Cantera Group Chief Financial Officer

1 Banco Santander, S . A . ("Santander") cautions that this presentation contains statements that constitute “forward - looking statements” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “ VaR ”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions . These forward - looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, industry, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . Numerous factors, including those reflected in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission of the United States of America (the “Form 20 - F” and the “SEC”, respectively) on March 31 , 2017 and the Periodic Report on Form 6 - K for the six months ended June 30 , 2017 filed with the SEC on October 5 , 2017 (the “Form 6 - K”) – under “Key Information - Risk Factors” - and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) – under “ Factores de Riesgo ” - could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward - looking statements . Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward - looking statements . Forward - looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date ; such knowledge, information and views may change at any time . Santander does not undertake any obligation to update or revise any forward - looking statement, whether as a result of new information, future events or otherwise The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander . Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation . No investment activity should be undertaken on the basis of the information contained in this presentation . In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever . Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U . K . Financial Services and Markets Act 2000 . Note : Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year . Nothing in this presentation should be construed as a profit forecast . The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies . Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries . In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/ 2015 / 1415 es) as well as Non - IFRS measures . The APMs and Non - IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited . These APMs and Non - IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS . Moreover, the way the Santander Group defines and calculates these APMs and Non - IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable . For further details on the APMs and Non - IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4 , 2017 (available on the Web page of the CNMV - www . cnmv . es - and at Banco Santander - www . santander . com), Item 3 A of the Form 20 - F and “Presentation of Financial and Other Information” and “Selected Consolidated Financial Information” in the Form 6 - K . For a discussion of the accounting principles used in translation of foreign currency - denominated assets and liabilities to euros, see note 2 (a) to our consolidated financial statements on Form 20 - F and to our consolidated financial statements available on the CNMV’s website (www . cnmv . es) and on Banco Santander’s website (www . santander . com) .

2 Contents Disciplined capital management 1 Conservative funding and hedging management 2 Key takeaways 3

3 Our financial strategy combines five levers Business growth (1) Group ex - Popular as of 1H’17 CET1 : 10.72% ( meeting our targets consistently) Growing TNAV/share ( from € 4.01 Dec’14 to € 4.15 Jun'17) RoTE : 11.7% Ź Top 3 vs. peers RoRWA : 1.47 % Committed to grow organically Leveraging our business model & improved commercial strategy 1 2 3 Higher total and cash dividend per share NPL : 3.55% and coverage ratio : 73% Prudent funding & liquidity management 4 5 1 2 3 4 5 1 1 1 1 1

4 Disciplined capital management 1

5 0.9 0.6 0.9 1.1 1.2 1.2 1.3 1.5 1.1 1.7 1.3 1.7 1.5 2.2 1.3 1.5 1.8 1.7 RoTE (%) RoRWA (%) RWA Density (%) 29 23 42 28 26 41 64 27 43 35 30 36 53 27 66 44 58 68 Santander outperforms in profitability with much lower volatility… - 5 4 5 6 7 7 8 8 9 10 10 10 11 11 11 12 14 14 Note: Peers included are Wells Fargo, JP Morgan, Bank of America, UBS, BBVA, ING, BNP Paribas, HSBC, Unicredit, Lloyds, Citib ank , Intesa Sanpaolo, Société Générale, Royal Bank of Scotland, Standard Chartered, Deutsche Bank and Barclays Source: Company data and Bloomberg as of 1H’17

6 Higher profitability… …with higher coverage… …over a conservative density 1.6 2.1 2.2 2.2 2.2 2.5 2.6 2.9 3.4 4.1 …as business models matter: Santander has wide room to absorb losses Note: Peers included: BBVA, Unicredit, BNP Paribas, Société Générale, Intesa Sanpaolo, ING, Barclays, Lloyds and HSBC Source : Company data and Bloomberg as of 1H’17 Pre - provision profit / RWA (%) Loan - loss allowances / RWA (%) 3.4 1.4 3.9 0.9 9.1 1.0 1.6 9.5 4.1 5.3 26 29 30 35 43 27 36 41 53 44 RWA / Total assets (%)

7 2017 SREP requirement among the lowest in Europe… …due to a reduced pillar 2R… …which results into a comfortable buffer 9.50 9.00 8.75 8.00 7.77 7.75 7.25 2.75 2.50 1.75 1.50 1.50 1.50 1.25 380 395 418 431 525 540 550 (%) (%) (bps) Santander  s capital ratio is well above regulatory requirements Note: Peers included: Unicredit, Deutche Bank, BNP Paribas, Société Générale, Intesa Sanpaolo and ING (1) Buffer defined as Phased - in CET1 1H’17 – SREP requirement Source : Company data 1

8 2018E 1 1.27% 11.0% • Committed to accumulate organically an average of 10bps CET1 per quarter • RWA growth below profit growth • Plans to optimise return on capital • Capital increase for the Popular acquisition is capital neutral 2014 2015 2016 1H'17 9.65% 10.05% 10.55% 10.72% 1.47% 11.7% We meet consistently our organic capital accumulation commitment… FL CET1 RoTE RoRWA (1) Pro - forma, including Jan ’15 capital increase (2) Group ex - Popular > 11% 2 2

9 70 - 80 bps >11% 10.7% 40 - 50 bps 11.7% RoTE > 11.5 % RoTE 10 - 20 bps 170 - 190 bps 1H’17 FL CET1 Capital accumulation Payout RWA Perimeter optimisation & others 2018 target FL CET1 …therefore we are on track to meet >11% CET1 in 2018 Note: Assuming no change in AFS portfolios valuation. Data ex - Popular. All amounts except 1H’17 are estimates

10 (YoY) 2015 2016 1H'17 2015-18 CAGR Target 4% 8% 11% ~10 % Building a low capital consumption business and improving recurrence… • Enhanced customer loyalty • Fee generating business growth • Increased recurrence ratio from 48% to 52% YoY Significant fee growth Note: Constant euros (1) Fees to cost as of 1H’17 1

…and disciplined M&A and capital allocation

Popular *Becoming leader in Spain and Portugal*

- **ROI**: 13-14% in 2020
- **EPS**: Accretive by ~3% in 2020
- **TNAVPS**: ~3% accretion

Gaining full control on a key fee business growth driver

Santander Asset Management

- **ROI**: >20% in 2018, >25% in 2019
- **EPS**: Accretive >1%
- **CET1 impact**: -11bps in 2017



Banco Popular
SAM
BANIF
Citi Argentina

Reinforcing our franchise gaining 2.5pp market share

- **ROI**: Aligned with Santander Portugal RoTE
- **EPS**: Accretive
- **CET1**: No negative impact

Consolidating our position as the 1st private bank

- **ROI**: ~30%
- **EPS**: Accretive since year 2 (2018)
- **CET1 impact**: -3bps

Santander
11
GROUP STRATEGY UPDATE

Increased capacity to grow faster and improve dividends

+9%
Cash dividend per share
(2017E over 2016)

Room for higher dividends…



Pay dividends
~1/3
Fund Business growth
~1/3
Top tier profitability allows us to:
Accumulate capital
~1/3

+8%
Customer revenues[1]
(1H'17 vs. 1H'16)

…and faster growth

+40bps per year
10.72% FL CET1 1H'17

(1) Constant euros, NII + Fees

Santander
12
GROUP STRATEGY UPDATE

13 • No excess of generic provision in 2018 considered (0.6pp) • AT1 issuances to target of 1.5% in 2018: ~ € 2.5Bn (o/w € 1Bn issued in Sep  17) • T2 issuances to target of 2% in 2018: ~ € 2.1Bn AT1/T2 buckets to be achieved during the transitional period Note: Assuming constant RWA. All amounts except 1H’17 are targets (1) Total capital ratio fully - loaded proforma (2) Net of announced acquisitions + IFRS9 TIER2 TIER1 TIER2 TIER1 14.2% >14.5% 10.72% >11% 1.5% 2.0% 0.6% 1.7% 1.1% Group FL Total capital ratio 1H’17 Group FL Total capital ratio 2018E >30bps CET1 Generation ~40bps AT1 issuances to target ~35bps T2 issuances to target 1 2

14 Targeted distance to MDA in December 2018 > 11.0% 4.5% 1.5% 2.0% 1.5% 2.5% 1.0% CET1 T2 AT1 CCB Pilar II requirement Minimum Pilar I G - SIB buffer Regulatory ratios Dec - 18 Target Assumed regulatory requirement 2019 FL CET1 Comfortable buffer for AT1 bondholders >150bps (1) As of Dec’16 ADIs at Santander Parent Bank ( € 44Bn) • Significant payment capacity from distributable items • Management targets MDA > 100bps at all times More than 150 times estimated 2016 full AT1 cost 1

15 Conservative funding and hedging management 2

16 Senior Non preferred Senior preferred Parent Bank funding p lan Funding plan focus on TLAC - eligible instruments Hybrids AT1 T2 Total Total Group issuances : € 18.4Bn (~ € 13Bn TLAC - eligible as of Sep’17) Diversified issuers : Parent bank, SCF, UK and USA Diversified currencies : EUR, USD, GBP Popular : Additional need for € 750MM AT1 and € 1Bn T2 12 - 14 - 2 - 3 14 - 17 Parent Bank and rest of units on track to meet 2017 funding plan ( € Bn ) 1 (1) Estimates are based on current financial forecasts and are subject to changes 6.2 0.7 1.7 1.1 9.9 Ytd issuances (as of 30th Sep  17 ) Target 2017

17 U.S Parent SCF Chile Very manageable maturity profile Data as of Jun’17 ( € Bn ) € 18Bn issued during 1H’17 3.4 0.4 8.1 1.6 UK 3.4 Conservative and decentralised liquidity and funding model Portugal 1.0 1 (1) Medium and long term debt including covered bonds until June 30 th Parent SCF UK Brazil 2017 2018 2019 2021+ 2021 2020 Preferred Shares Covered Bond Senior Debt Subordinated Debt Senior TLAC Popular ( € Bn )

18 Securitisations Group 140% 132% 130% 133% Liquidity Coverage Ratio (LCR) 163 23 96 153 861 127 52 764 Deposits Funding M/LT Funding ST Net loans to customers Financial assets Fixed assets & other Equity and other 1H’17 ( € Bn) Assets Liabilities Well funded and highly liquid balance sheet Net stable Funding Ratio (NSFR) 113% 126% 106% 103% Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances) (1) Includes Banco Popular 1

Prudent FX hedging policy on capital ratio and P&L…

Group FL CET1 fully hedged



12.1%
14.2%
13.3%
11.1%
Hedged Exposure
Group FL CET1 Pro-forma[1]
10.72%

- Neutralises FX volatility in our FL CET1 ratio
- Based on Group regulatory capital and RWA

+

Dynamic hedging of non euro profits

- Budget generally **hedged on a 12-month basis**
- **Reduced** impact of **FX volatility**
- More **conservative** approach in 2017
- **Corporate Centre** assumes all **hedging costs**

(1) Including rights issue completed on 27 July 2017 after Banco Popular's acquisition

Santander 19 GROUP STRATEGY UPDATE

20 38% 4% 10% 5% 14% 18% 8% 3% € 103Bn Net interest income sensitivity to +100bps parallel shift ( € MM) Ÿ 566 Ÿ 121 Ÿ 123 ź 103 Ÿ 549 Mostly positive interest rates sensitivity AFS portfolios reflect our geographic diversification parent …and prudent interest rates risk hedging Ÿ 150 Note: Data as of 1H’17 (1) In the case of Santander Brazil, there is a negative sensitivity which means that for a - 100bps par allel shift we would have a positive impact of c. € 100MM 1

21 Key takeaways 3

22 Cost of credit risk Cost - to - income EPS ( € ) DPS ( € ) FL CET1 RoTE 1H’17 1.19% 46.3% 0.24 0.22 10.72% 11.7% 2016 1.18% 48.1% 0.41 0.21 10.55% 11.1% 2017 Improve Broadly stable Increase Increase +40bps Organic per year Increase We are delivering ahead of plan on our commitments 1.25% 47.6% 0.40 0.20 10.05% 11.0% (1) Underlying (2) Total dividends charged to 2017 earnings are subject to the Board and AGM approval (3) Group ex - Popular 2015 3 2 1

23 FL CET1 >11 % Cost of Credit Risk 1.2% 2015 - 18 average Increasing EPS, reaching double digit growth Cash Dividend 30 - 40% cash dividend pay - out: Yearly DPS increase Cost - to - income 45 - 47 % RoTE > 11.5% We improve our RoTE target for 2018 and reiterate all other targets

24 Growth (loans YoY) Operational excellence (C/I ratio) Risk Mgt. (NPL ratio) Profitability (RoTE) 2018 Target 2015 1H’17 2016 2018 Target 52% DD +58% 37% 56% 56% 54% < 1.5% 1.2% 2.2% 1.5% ~3 0% 32% 32% 36% 48 - 49% 2015 1H’17 2016 2018 Target 2015 1H’17 2016 2018Target S D 11% +4% 8% ~40% 47% 43% 44% <5% 6.3% 4.7% 5.4% 13% 11% 12% ~12% 2015 1H’17 2016 SD 5% - 1% 2% 50 - 52% 53% 49% 51% <2% 1.5% 1.2% 1.4% 9 - 10% 12% 11% 11 % SD + 9% + 7% +0.4% 37% 40% 35% 40% ~6% 6.0% 5.4% 5.9% ~17% 14% 16% 14% SD - 3% - 4% - 4% ~55% 56% 55% 59% <4% 6.5% 5.0% 5.4% ~13% 10% 15% 12 % SD 21% + 8% 14% 42 - 43% 45% 45% 45% <3.5% 3.4% 2.6% 2.7% ~13% 13% 17% 15% SD 7% - 6% - 2% ~45% 39% 45% 42% < 2.5% 2.1% 2.6% 2.3% ~4% 7% 4% 3% DD 19% +2% 8% 37 - 39% 41% 39% 40% <3% 3.4% 2.6% 2.8% ~20% 13% 20% 15% Group > Peers 6% +1% 2% 45 - 47% 48% 46% 48% 3% 4.4% 3.6% 3.9% >11.5% 10.0% 11.7% 10.4 % SD 11% +3% 7% 40 - 42% 43% 41% 41% <5% 5.6% 5.0% 5.0% ~ 18% 16% 18% 17% 26 % SD - 4% - 5% ~ 45% 49% 49% 49% <6% 7.5% 7.7% 8.8% ~ 15% 13% 14% 13% Countries contribution to 2018 Group Targets Note: Group criteria. Spain: public perimeter ( excluding Popular) except for RoTE . Loan growth constant euros SD: Single Digit DD: Double Digit (1) 11.0% underlying (2015) 11.1% underlying (2016) 1 1

25 • A unique model that offers best - in - class efficiency and RoTE allowing us to accumulate capital, pay growing cash dividends and finance profitable growth • Efficient and prudent balance sheet management through recurrent capital accumulation and prudent liquidity, funding model and hedging policies • We are delivering ahead of plan , and reiterate our commitments for 2018 with an improved RoTE target (> 11.5%)

26 Thank you Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 10, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer